Exhibit 21.1

Empi, Inc. & Subsidiaries

Entity	Location
Empi, Inc.	Shoreview, MN
Empi Corp.	Clear Lake, SD
Empi Sales Corp.	Clear Lake, SD
Empi Europe GmbH	Freiburg, Germany
Empi Germany GmbH	Freiburg, Germany
Ormed GmbH & Co Kg	Freiburg, Germany
Ormed Spol sr. o Czech Republic	Czech Republic
Medireha GmbH	Umkirch, Germany
Ormed S.A.R.L.	France
Ormed Medizin Technik GmbH	Austria
Ormed A.G.	Switzerland
Ormed Hungary Kft	Hungary
Ormed spol sr. o. Slovak Republic	Slovak Republic
Ormed Italia s.r.l.	Italy